Exhibit 4.91
Glenn Melosh	November 6, 2007
2685 Sunrise Avenue
Santa Rosa, CA
95409

Dear Glenn:

RE: CHIEF DEVELOPMENT GEOLOGIST

I am pleased to confirm that Nevada Geothermal Power Company (NGPC) wishes to secure your services on a long term basis by entering into a contract under which you to provide geological and exploration management services to the NGPC. You will report to Kim Niggemann, Director of Resource Exploration.

NGPC will pay a retainer amount of $10,000/mo to December 31, 2008 which will be payment for 15 days/month of dedicated work by you to exclusively for NGPC. Additional days worked in any month will be charged at $750/day. As an independent consultant, you will provide your own home office support, WC coverage and general liability insurance.

Geological planning and management work can be done from your home office in Santa Rosa, CA. The contract will require work out of NGPC's Reno, Nevada and on projects in the field. When away from your home office we will cover all room and board and travel expenses upon submittal of receipts. We will reimburse you on a mileage rate for the use of your personal truck on NGPC business at the rate of $.50/mile or, alternatively, we will provide you with a vehicle for field work.

Your primary role will be to design and implement resource exploration and development programs at the Company's geothermal properties in Nevada and Oregon. You will assist in planning relating to the Blue Mountain development drilling currently underway. You will have a primary role in updating the reservoir model for the Blue Mountain Resource as the project is developed to production. As your role and the work you are performing increases, NGPC would like the opportunity to increase the number of dedicated work hours from 15 days per month to some mutually agreeable number.

We are looking forward to an exciting future with Nevada Geothermal Power Company and would be very pleased to have you on the team. I look forward to working with you.

If you are in agreement with the general terms outlined above, please sign where indicated below. We will replace this letter of understanding with a contract agreement.

Yours Sincerely,

NEVADA GEOTHERMAL POWER COMPANY	Offer accepted:

Brian D, Fairbank, P.Eng.	Glenn Melosh
President